February 14, 2019

Alina Tarasova
President
Zamee Corp.
Residencia Perla Marina, Villa #4
Cabarete, Dominican Republic 57000

       Re: Zamee Corp.
           Registration Statement on Form S-1
           Filed January 14, 2019
           File No. 333-229227

Dear Ms. Tarasova:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 14, 2019

Cover Page

1. You have no operations, nominal assets outside of cash or cash equivalents, and no revenues since inception. Accordingly, you appear to be a shell company as that term is defined in Rule 405 of the Securities Act. Please disclose your shell company status on your prospectus cover page as well as risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form
       S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
2. Please disclose that Alina Tarasova, your sole officer and director, beneficially owns
 Alina Tarasova
FirstName LastNameAlina Tarasova
Zamee Corp.
Comapany NameZamee Corp.
February 14, 2019
February 14, 2019 Page 2
Page 2
FirstName LastName
         approximately 90.91% of your outstanding common stock, and she will own a controlling interest if less than 100% of your common shares are sold in the primary offering.
Risk Factors, page 7

3. Please reconcile your disclosure on page 8 that you have not "developed any mobile games as of today" with your statement that "[w]hile many new products, such as the one we have developed, are regularly introduced..."
Risk Factors
We are an "emerging growth company" and we cannot be certain...,, page 8

4. You state that you are an "emerging growth company" as defined in the Jumpstart Our
         Business Startups Act. Please revise your prospectus to address the following:

             Describe how and when a company may lose emerging growth company status;
             Briefly describe the various exemptions that are available to you, such as exemptions from Section 403(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of
             the Securities Act of 1934; and
             State your election under Section 107 (b) of the JOBS Act. If you elect to use the extended transition period for complying with new or revised accounting standards, state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. If you have elected to opt out of the extended transition period, include a statement that the election is irrevocable.
Description of Business
Plan of Operation, page 21

5. Please disclose the minimum number of months that you will be able to conduct your planned operations and maintain your periodic reporting obligations using currently available capital resources, if you do not raise additional capital. Refer to Item 303(a)(1)
         and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.
Exhibits and Financial Statement Schedules, page II-2

6. Please file the legal opinion and the stock subscription agreement between the company and Alina Tarasova as exhibits to the registration statement. Refer to
Item 601(b) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Alina Tarasova
Zamee Corp.
February 14, 2019
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Folake Ayoola, Special Counsel, at (202) 551-3673 with any other questions.



                                                           Sincerely,
FirstName LastNameAlina Tarasova
                                                           Division of
Corporation Finance
Comapany NameZamee Corp.
                                                           Office of
Information Technologies
February 14, 2019 Page 3                                   and Services
FirstName LastName